SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2004
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 5, 2004

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer




Q4 2003 & 2003 Annual Earnings Call

March 31, 2004

Genesys Conferencing

Forward-Looking Statement

This presentation contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition.

These statements appear in a number of places in this presentation and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on May 15, 2003.

Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release.

Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

2003 Review

Genesys Conferencing

2003 Accomplishments

By fiscal year end 2003, Genesys has accomplished several key initiatives:

- **Strengthened gross margins**
  - Shifted customers to automated services
- **Increased EBITDA**
  - Aggressive SG&A cost containment
- **Improved product differentiation**
  - Accelerated roll-out of multimedia services & innovative pricing strategies
- **Implemented a single, standardize MIS platform**
- **Evolved from a "multi-domestic, vertically integrated " to a "regionally based, semi-functional" organization structure**
  - Consolidated production infrastructure

Migration to & Growth of Automated Services


% of Total Minutes
100%
75%
50%
25%
0%
2001
2002
2003
Automated services
Attended services


Number of Minutes
1 500
1 000
500
0
325,796
831,258
213,489
1094,645
2002
2003
Automated services
Attended services

Genesys Conferencing

Revenue



€ 201.4
$190.3
$180.4
€ 159.5
2002
2003

Genesys Conferencing

Organization Realignment

2002 Multi-regional, Vertically Integrated

2003 Regional, Semi-Functional

2004 Centralized, Functional




PRODUCTION AND INFRASTRUCTURE
EXECUTIVES
SALES AND MARKETING
GENERAL AND ADMINISTRATION

Operating Profitability


Gross Margin %
70%
65%
60%
55%
50%
56.6%
64.3%
2002
2003


EBITDA Margin %*
25%
20%
15%
10%
14.8%
22.7%
2002
2003


SG&A*
110
100
90
80
70
60
50
€ 105.7
$99.4
€ 79.0
$89.4
2002
2003


EBITDA*
50
40
30
20
10
0
€ 29.9
$28.2
€ 36.2
$40.9
2002
2003

* Excluding non recurring items

Next phase of sales and marketing initiatives:

- **Reposition efforts of sales force**
  - Refocus time spent on migration to automated services to growth activities
- **Concentrate resources on large enterprises**
  - Align sales & marketing resources on primary customer segment
- **Leverage core competencies in large enterprise customer segment**
  - *Multimedia Minute* – bundled, usage based pricing for all services
  - Low cost structure ensures ability to be highly price competitive
  - Unique global presence in 21 countries
  - Unified billing and customer support services
- **Expectations of for directing customer mix towards large enterprises**
  - Long lead time in return for capturing high volume customers
  - Stable volume growth and recurring revenue
  - Efficient production processes promotes net operating margin

Q4 2003 Operating Performance

Genesys Conferencing

Total Volumes:	323.3 M minutes, up 2.6% vs. Q4 02
Automated Service Volumes:	87% of total audio volume 72% of revenue
Average Exchange Rates:	Q4 03 - € 1.00 = $1.18931 Q4 02 - € 1.00 = $1.00024
Revenues:	€ 35.3 M, down 24.0% vs. Q4 02 $ 41.9 M, down 9.6% vs. Q4 02
Factors affecting revenue:	
- Price erosion	€ (3.4) M
- Volume migration	€ (3.0) M
- Exchange rate	€ (4.8) M

Operating Profitability



Gross Margin %
70%
65%
60%
55%
50%
55,9%
65,1%
Q4 2002
Q4 2003



EBITDA Margin %
25%
20%
15%
10%
14,8%
19,8%
Q4 2002
Q4 2003



SG&A*
30
25
20
15
10
€ 24,9
$24,9
€ 19,5
$23,1
Q4 2002
Q4 2003



EBITDA*
10
8
6
4
2
0
€ 6,9
$ 6,9
€ 7,0
$ 8,3
Q4 2002
Q4 2003

* Excluding non recurring items

Genesys Conferencing

Liquidity

Liquidity position, as of December 31, 2003:

■ **Net cash**	€ 17.8 million*
■ **Net debt**	€ 84.6 million
■ **Leverage** (Net Debt/ EBITDA)	2.5X

* Including 3.5 million euros of accelerated capital expenditures

Q4 03
(€ in millions)

Net loss	€ (34.3)
Depreciation	2.9
Amort. Goodwill*	1.4
Amort. of intangibles*	1.6
Impairment charge	33.0
Other items, net**	0.6
Total cash earnings	€ 4.8
Fully diluted shares	18,364,462


Cash EPS
€ 0,27
$ 0,27
€ 0,26
$ 0,31
Q4 02
Q4 03

*Excludes impairment charge.
**Includes deferred tax, restructuring charge, amortization of deferred financing and acquisition costs.

2004E Guidance

Genesys Conferencing

2004E Outlook

- **Revenue & volume**
  - Automated volume growth to remain strong as operated assisted volumes continue to decline
  - Large enterprise customers expected to account for greater percent of revenue
- **Operating profitability**
  - Gross margins of automated revenues to remain strong
  - EBITDA margins will improve as a result of functional structure

2004E Guidance

- **Revenue**
  - €140 - €145 million
  - $175 - $181 million


Revenue
€ 201,4
$190,3
€ 159,5
$180,3
€ 145,0
$181,0
2002
2003
2004E

- **EBITDA**
  - €33 - €35 million
  - $41 - $44 million


EBITDA*
€ 29,9
$28,3
€ 36,2
$40,9
€ 35,0
$44,0
2002
2003
2004E

* Excluding non recurring items

Genesys Conferencing



Q&A Session

Genesys Conferencing